

October 6, 2011

Via E-mail
Melanie S. Maute
President and Chief Executive Officer
Aristocrat Group Corp.
3 Allington Court
Medford, NJ 08055

> **Re:** **Aristocrat Group Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 26, 2011**
> **File No. 333-176491**

Dear Ms. Maute:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to comment two of our letter dated September 20, 2011. A "shell company" is defined as a registrant with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets. See Rule 405 of Regulation C, as well as Release Nos. 33-8587; 34-52038, Use of Form S-8, Form 8-K, and Form 20-F by Shell Companies, (July 15, 2005) [70 FR 42234]. We note that, to date, you have had no or nominal operations and your assets consist solely of cash. Based upon these facts, the company is considered a shell company. Therefore, please revise your prospectus cover page to disclose that the securities sold in this offering can only be sold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

2. As requested in comment three of our letter dated September 20, 2011, please disclose on the prospectus cover page that you are not registering the common stock issuable upon exercise of the warrants at this time.

Summary Information, page 3

Business Summary, page 5

3. We note your response to comments eight and nine of our letter dated September 20, 2011. Please disclose the specific details provided in your responses to these comments in the registration statement, including Ms. Maute's relationship to Mr. Rose and that your officers and directors, the company, and any promoters or their affiliates do not have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity.

Risk Factors, page 6

Even though our sole officer does not have any e-commerce experience…, page 8

4. Please revise this risk factor to explain the term "drop ship basis."

Description of Securities, page 17

Common Stock Purchase Warrants, page 18

5. Please disclose here and in the summary of the offering on page 4 that you are not registering the common stock issuable upon exercise of the warrants at this time. Disclose whether a purchaser of the units would be able to exercise the warrants that are part of the units without an effective and current registration statement covering the exercise. Disclose why you are not registering the common stock issuable upon exercise of the warrants at this time and if and when you intend to do so. Revise the fourth paragraph on page 18 that describes the exercise and duration of the warrants so that it does not appear that there is a registration statement covering the exercise of the warrants.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Staff Attorney, at (202) 551-3268, Kathleen Krebs, Special Counsel, (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Diane J. Harrison
        Harrison Law, P.A.